Exhibit 2


                               Ballinrobe Limited
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                                 ("the Company")


Minutes of the eighth meeting of the Board of Directors held at 10-12 Prospect Hill, Douglas, Isle of Man on 10 September 2002

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Present:-                  R B M Quayle              (Chairman)
                           G Crease
Secretary:-                D M Picken
Apologies:-                D W I Sams

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Ballin 02/10               Confirmation of Minutes
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The Minutes of the meeting held on 30 April 2002 were approved and the Chairman was authorised to sign them as a true record.

Ballin 02/11               VerticalNet Inc
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It was confirmed that proceedings had commenced in the Eastern District Court of
Pennsylvania to secure payment of monies due to the Company from VerticalNet Inc relating to their put obligations.

In the meantime a proposal had been received from VerticalNet Inc offering to pay an amount of US$6,500,000 in final settlement of its put obligations. In addition, the Company would receive 1,000,000 shares of the common stock of VerticalNet Inc. It was noted that the actual amount payable to the Company under the current arrangements was Euro 10,087,375 plus accrued interest. It was advised that the BT Group plc had fully reviewed the proposal and had concluded that in light of the ongoing financial problems of VerticalNet Inc it was recommended that the Company accept this proposal. After further consideration, the Board RESOLVED to accept the proposal and authorised any one Director to sign any document required to conclude this matter. It was agreed that the funds received from this proposal should be lent to BT plc under the current loan agreement.


As there was no further business the meeting concluded.

Certified as a true record.
/s/ Gary Crease, Director                      24/9/02
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Chairman                                     Date